

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Asset Management (US) Inc.

Exemption Report

December 31, 2015

UBS Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2015 through December 31, 2015 except as described below:

    a. Accidental receipt $25,920.00 - received 1/22/15, returned 1/23/15
    b. Accidental receipt $24,480.00 - received 1/23/15, returned 1/29/15
    c. Accidental receipt $67,795.00 received 3/30/15, returned 3/31/15
    d. Accidental receipt $3,335,444.31 - received 4/7/15, returned 4/10/15
    e. Accidental receipt $2,652,900.51 - received 4/7/15, returned 4/10/15
    f. Accidental receipt $3,070.72 - received 6/23/15, returned 6/25/15
    g. Accidental receipt $15,300.00 - received 7/31/15, returned 8/4/15
    h. Accidental receipt $450,000.00 - received 10/26/15, returned 10/28/15
    i. Accidental receipt $7,752.00 – received 12/1/15, returned 12/7/15

UBS Asset Management (US) Inc.

I, Kimberly Guerin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Kimberly A Guerin_

Title: Assistant Treasurer
February 25, 2016